SILVER BAY RESOURCES INC.
                               4133 Stanford Ave.
                                Dallas, TX 75225
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VIA EDGAR ONLY

October 20, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Norman Gholson and Anne Nguyen Parker

     Re: Silver Bay Resources Inc.
         Registration Statement on Form S-1
         Filed September 17, 2008
         File Number: 333-153510

To Whom It May Concern:

In response to your letter dated October 3, 2008, Silver Bay Resources Inc. wishes to address the following comment.

FORM S-1

1. The Form S-1 has been revised throughout the document to reflect that due to the fact that that the Company will not receive any of the proceeds of the offering, the offering is not a primary offering by or on behalf of the Company with Mr. Gardner acting as an underwriter. We have accordingly revised our disclosure throughout the prospectus to make this clear.

2. We have removed the phrase "upon conversion of outstanding secured convertible debentures" from Footnote 2 to the Calculation of Registration Fee table on the Form S-1 cover sheet, as the Company has not issued convertible debentures.

3. We have corrected the references of "founders" (plural) and "promoters" (plural) to "founder" (singular) and "promoter" (singular) as our Company has only one founder and promoter.

PROSPECTUS COVER PAGE

4. We have named the underwriter/sole selling shareholder on the cover page of the prospectus, and disclosed that he is our sole executive officer and director and currently holds 100% of our common stock.

5. We have omitted the statement "These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration." Given that the Company is registering the offering, the Company is therefore not offering these securities pursuant to an exemption.

6. We have amended our offering costs to a total of $6,240.39, which is reflective of the actual cost we have incurred with respect to this filing.

DETERMINATION OF OFFERING PRICE, PAGE 14

7. We have amended the phrase in question to read: "The shares of common stock covered by this prospectus will be offered for sale at a fixed price of $0.001 per share."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATION - LIQUIDITY AND CAPITAL RESOURCES, PAGE 22

8. We have enhanced our disclosure to reflect the terms of the loan of $60,000, and have filed the agreement as an exhibit to our registration statement.

TRANSACTION WITH RELATED PERSONS, PROMOTERS AND CERTAIN PERSONS, PAGE 24

9. We have amended our disclosure to indicate that we have entered into agreements with our founder with respect to the issuance of shares and the provision of a $60,000 loan.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Donald R. Gardner
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DONALD GARDNER